UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Soligenix, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

258094101

(CUSIP Number)

December 13, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 258094101	13G	Page 2 of 10 Pages

1.	names of reporting persons i.r.s. identification no. of above persons (entities only) SC Fundamental Value Fund, L.P.
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.	sec use only
4.	citizenship or place of organization Delaware
number of shares	5.	sole voting power	0
beneficially owned by	6.	shared voting power	345,191
each reporting	7.	sole dispositive power	0
person with:	8.	shared dispositive power	345,191
9.	aggregate amount beneficially owned by each reporting person	345,191
10.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions)	☐
11.	percent of class represented by amount in row (9)	5.81%
12.	type of reporting person (See Instructions)	PN

CUSIP No. 258094101	13G	Page 3 of 10 Pages

1.	names of reporting persons i.r.s. identification no. of above persons (entities only) SC Fundamental LLC
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.	sec use only
4.	citizenship or place of organization Delaware
number of shares	5.	sole voting power	0
beneficially owned by	6.	shared voting power	345,191
each reporting	7.	sole dispositive power	0
person with:	8.	shared dispositive power	345,191
9.	aggregate amount beneficially owned by each reporting person	345,191
10.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions)	☐
11.	percent of class represented by amount in row (9)	5.81%
12.	type of reporting person (See Instructions)	OO

CUSIP No. 258094101	13G	Page 4 of 10 Pages

1.	names of reporting persons i.r.s. identification no. of above persons (entities only) Peter M. Collery
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.	sec use only
4.	citizenship or place of organization United States of America
number of shares	5.	sole voting power	0
beneficially owned by	6.	shared voting power	345,191
each reporting	7.	sole dispositive power	0
person with:	8.	shared dispositive power	345,191
9.	aggregate amount beneficially owned by each reporting person	345,191
10.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions)	☐
11.	percent of class represented by amount in row (9)	5.81%
12.	type of reporting person (See Instructions)	IN

CUSIP No. 258094101	13G	Page 5 of 10 Pages

1.	names of reporting persons i.r.s. identification no. of above persons (entities only) Neil H. Koffler
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.	sec use only
4.	citizenship or place of organization United States of America
number of shares	5.	sole voting power	0
beneficially owned by	6.	shared voting power	345,191
each reporting	7.	sole dispositive power	0
person with:	8.	shared dispositive power	345,191
9.	aggregate amount beneficially owned by each reporting person	345,191
10.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions)	☐
11.	percent of class represented by amount in row (9)	5.81%
12.	type of reporting person (See Instructions)	IN

CUSIP No. 258094101	13G	Page 6 of 10 Pages

1.	names of reporting persons i.r.s. identification no. of above persons (entities only) John T. Bird
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.	sec use only
4.	citizenship or place of organization United States of America
number of shares	5.	sole voting power	0
beneficially owned by	6.	shared voting power	345,191
each reporting	7.	sole dispositive power	0
person with:	8.	shared dispositive power	345,191
9.	aggregate amount beneficially owned by each reporting person	345,191
10.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions)	☐
11.	percent of class represented by amount in row (9)	5.81%
12.	type of reporting person (See Instructions)	IN

CUSIP No. 258094101	13G	Page 7 of 10 Pages

1.	names of reporting persons i.r.s. identification no. of above persons (entities only) David A. Hurwitz
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.	sec use only
4.	citizenship or place of organization United States of America
number of shares	5.	sole voting power	0
beneficially owned by	6.	shared voting power	345,191
each reporting	7.	sole dispositive power	0
person with:	8.	shared dispositive power	345,191
9.	aggregate amount beneficially owned by each reporting person	345,191
10.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions)	☐
11.	percent of class represented by amount in row (9)	5.81%
12.	type of reporting person (See Instructions)	IN

CUSIP No. 258094101	13G	Page 8 of 10 Pages

Item 1.

(a)	Name of Issuer:	Soligenix, Inc.

(b)	Address of Issuer’s Principal Executive Offices:	29 Emmons Drive, Suite C-10
Princeton, NJ 08540

Item 2.

This Schedule 13G (the “Schedule”) is being filed with respect to shares of Common Stock (par value of $0.001) of Soligenix, Inc. (the “Issuer”) which are or were beneficially owned by the following reporting persons:

		(i)	SC Fundamental Value Fund, L.P.
		(ii)	SC Fundamental LLC
		(iii)	Peter M. Collery
		(iv)	Neil H. Koffler
(a)	Name of Person Filing:	(v)	John T. Bird and
		(vi)	David A. Hurwitz (together, the “Reporting Persons”). This Form is being filed by SC Fundamental Value Fund, LP (the “Fund”) on behalf of itself and SC Fundamental, LLC (the “General Partner”) and Peter M. Collery (“Collery”), Neil H. Koffler (“Koffler”), John T. Bird (“Bird”) and David A. Hurwitz (“Hurwitz”). Collery, Koffler, Bird and Hurwitz are Vice Presidents and members of the General Partner.

(b)	Address of Principal Business Office or, if none, Residence:	The principal business office of each of SC Fundamental Value Fund, L.P., SC Fundamental LLC, Peter M. Collery, Neil H. Koffler, John T. Bird and David A. Hurwitz is:
747 Third Avenue, 27th Floor
New York, New York 10017

(c), (d) and (e):	For information with respect to citizenship or place of organization of each of the Reporting Persons, title of class of securities and CUSIP number for the shares held by such persons, see the appropriate cover page above.

CUSIP No. 258094101	13G	Page 9 of 10 Pages

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a)-(c) The response of each of the Reporting Persons to Items 5 through 12 of each of their respective Cover Sheets which relate to the beneficial and percentage ownership of the Common Stock of the Issuer is incorporated herein by reference to the appropriate Cover Sheets above. The percentage ownership of the Reporting Persons is based on the 5,723,140 outstanding shares of Common Stock of the Issuer (as of August 7, 2017) as disclosed on the Issuer’s 10-Q Report, dated August 11, 2017. The General Partner is filing on behalf of the Fund, which owns 123,741 shares of Common Stock of the Issuer and 221,450 warrants of the Issuer that are exercisable into shares of Common Stock of the Issuer. The Reporting Persons became beneficial owners of more than 5% of the Issuer’s Common Stock on December 13, 2016 when they purchased 158,200 shares of the Common Stock of the Issuer and 197,750 warrants, exercisable into shares of the Common Stock of the Issuer. Collery, Koffler, Bird and Hurwitz are each members of the General Partner.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit No. 2 hereto.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

(a)	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 258094101	13G	Page 10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 11, 2017

SC FUNDAMENTAL VALUE FUND, L.P.

By: SC Fundamental LLC, its General Partner

By:	/s/ Neil H. Koffler
Name: Neil H. Koffler
Title: Member

SC FUNDAMENTAL LLC

By:	/s/ Neil H. Koffler
Name: Neil H. Koffler
Title: Member

/s/ Neil H. Koffler
Neil H. Koffler as Attorney-in-Fact for
Peter M. Collery (1)

/s/ Neil H. Koffler
Neil H. Koffler

/s/ Neil Koffler
Neil H. Koffler as Attorney-in-Fact for
John T. Bird (2)

/s/ Neil Koffler
Neil H. Koffler as Attorney-in-Fact for
David A. Hurwitz (3)

(1)	Executed by Neil H. Koffler as Attorney-in-Fact for Peter M. Collery. The Power of Attorney for Mr. Collery is attached as Exhibit 3 to the Statement on Schedule 13G with respect to the Common Stock of Trans World Corporation, filed on January 24, 2013, and is incorporated herein by reference.

(2)	Executed by Neil H. Koffler as Attorney-in-Fact for John T. Bird. The Power of Attorney for Mr. Bird is attached as Exhibit 3 to the Statement on Schedule 13G with respect to the Common Stock of First Financial Northwest Inc., filed on September 14, 2011, and is incorporated herein by reference.

(3)	Executed by Neil H. Koffler as Attorney-in-Fact for David A. Hurwitz. The Power of Attorney for Mr. Hurwitz is attached as Exhibit 4 to the Statement on Schedule 13G with respect to the Common Stock of First Financial Northwest Inc., filed on September 14, 2011, and is incorporated herein by reference.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)